UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-158279-36

IHEARTMEDIA CAPITAL I, LLC

(Exact name of registrant as specified in its charter)

20880 Stone Oak Parkway, San Antonio, Texas 78258

Telephone: (210) 822-2828

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.0% Priority Guarantee Notes due 2019

9.0% Priority Guarantee Notes due 2021

11.25% Priority Guarantee Notes due 2021

9.0% Priority Guarantee Notes due 2022

10.625% Priority Guarantee Notes due 2023

14.00% Senior Notes due 2021

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

9.0% Priority Guarantee Notes due 2019:	57
9.0% Priority Guarantee Notes due 2021:	49
11.25% Priority Guarantee Notes due 2021:	46
9.0% Priority Guarantee Notes due 2022:	33
10.625% Priority Guarantee Notes due 2023:	37
14.00% Senior Notes due 2021:	54

Pursuant to the requirements of the Securities Exchange Act of 1934, iHeartMedia Capital I, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

IHEARTMEDIA CAPITAL I, LLC

Date: May 14, 2018	By:	/s/ Scott D. Hamilton
		Name:	Scott D. Hamilton
		Title:	Senior Vice President, Chief
Accounting Officer and Assistant Secretary

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